Filed by The First Bancshares, Inc.

(Commission File No. 000-22507)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Heritage Southeast Bancorporation, Inc.

(Commission File No. 0-25846)

Date: July 27, 2022

On July 27, 2022, the following materials were distributed to employees of Heritage Southeast Bancorporation, Inc.

TheFirst BANCSHARES, INC. | HSBI Heritage Southeast Bancorporation, Inc

MISSISSIPPI
ALABAMA
GEORGIA
LOUISIANA
FLORIDA
FBMS Locations (97)(3)

Company Overview

1996 Bank Established in Hattiesburg, MS	**5th** Largest Bank Headquartered in MS
$6.6bn Assets as of June 30, 2022[3]	**17.3%** Total Capital Ratio as of June 30, 2022
59.9% Q2 '22 Efficiency Ratio	**1.36%** Q2 '22 PTPP ROAA, Operating[1]
97 Locations in the South MS, LA, AL, FL & GA[3]	**13** # of Closed Transactions since 2010[2]

Loans (4)

Deposits

Source: S&P Global Market Intelligence, Company documents

LOUISIANA MISSISSIPPI FLORIDA ALABAMA GEORGIA Loans (4) Deposits C&I 13.5% Non Owner- Occupied CRE 20.4% Owner-Occupied CRE 24.0% Multifamily 2.2% 1-4 Family 24.5% C&D 13.4% Consumer & Other 1.9% Money Market & Savings 25.3% Demand Deposits 31.1% NOW Accounts 32.6% Time Deposits 11.0% FBMS Locations (97)(3) 59.9% Q2 '22 Efficiency Ratio 17.3% Total Capital Ratio as of June 30, 2022 5th Largest Bank Headquartered in MS $6.6bn Assets as of June 30, 2022(3) 13 # of Closed Transactions since 2010 (2) Company Overview 97 Locations in the South MS, LA, AL, FL & GA(3) 1996 Bank Established in Hattiesburg, MS 1.36% Q2 '22 PTPP ROAA, Operating (1) The First Bancshares, Inc. ("FBMS" or the "Company"), headquartered in Hattiesburg, Mississippi, is the parent company of The First Bank. Founded in 1996, The First has operations in Mississippi, Louisiana, Alabama, Florida and Georgia. The Company's stock is traded on NASDAQ Global Market under the symbol "FBMS". Source: S&P Global Market Intelligence, Company documents (1) Refer to Company's Earnings Release Dated July 27, 2022 (2) Includes 10 whole bank acquisitions, 2 branch acquisitions and 1 mortgage company acquisition (3) Pro forma for Beach Bancorp, Inc. (4) Excludes purchase accounting adjustments.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The First Bancshares, Inc. (“FBMS”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger containing a joint proxy statement/prospectus of Heritage Southeast Bancorporation, Inc. (“HSBI”) and FBMS, and FBMS will file other documents with the SEC with respect to each of the proposed mergers. A definitive joint proxy statement/prospectus will be mailed to shareholders of HSBI and FBMS. Investors and security holders of FBMS and HSBI are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about FBMS and HSBI and the proposed merger transaction. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by FBMS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FBMS will be available free of charge on FBMS’ internet website or by contacting FBMS.

FBMS, HSBI and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of FBMS is set forth in its proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 6, 2022 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statements Regarding Forward-Looking Information.

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed transaction between FBMS and HSBI (the “Merger”), the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on FBMS’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employees or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive Merger agreement, (4) the risk of successful integration of HSBI into FBMS, (5) the failure to obtain the necessary approval by the shareholders of either HSBI or FBMS, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by FBMS obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of FBMS’s and HSBI’s customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the definitive Merger agreement to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of the operations of HSBI into the operations of FBMS will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by FBMS’s issuance of additional shares of its common stock in the Merger transaction, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in FBMS’s Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other documents subsequently filed by FBMS with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither FBMS nor HSBI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this communication, any exhibits hereto or any related documents, FBMS and HSBI claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.